Exhibit 99.1

Foresight Receives Notice of U.S. Patent Allowance for 3D Image Analysis System and Calibration Technology

The allowed patent relates to calibrating imaging devices, matching elements in stereo imaging systems, and creating 3D reconstructions

Ness Ziona, Israel – October 25, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today that it has received a notice of allowance from the U.S. Patent and Trademark Office for its patent application, number 17/982,691, for “System and Method for Stereoscopic Image Analysis.”

The patented technology enables the generation of 3D depth perception from any given pair of cameras, even those that have different optical properties and fields of view. This capability allows for flexible cameras positioning on vehicles, and also enables vehicle manufacturers to leverage different existing cameras that could not previously be used for depth perception. This technology improves obstacle detection and enhances understanding of road conditions for advanced driver-assistance system (ADAS) or autonomous driving.

The patented technology includes a method for automatic calibration of cameras and a computationally efficient method for calculating dense depth maps. This technology transforms a pair of cameras and a processor into a high frequency and accurate depth sensor.

This patent serves as the underlying technology of Foresight’s Mono2Stereo™ and Mono2Stereo™ 360° perception enhancement solutions. The Mono2Stereo and Mono2Stereo™ 360° solutions enhance existing vision sensor systems by using proprietary software-based algorithms to create 3D and 360° 3D perception, respectively. These solutions are designed to amplify the performance of existing ADAS sensors resulting in better distance accuracy and more robust active safety features.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential benefits of its technology and products. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654